Exhibit 99.3

XYRATEX LTD

and

COMPUTERSHARE TRUST COMPANY, N.A.

as Rights Agent

SECOND AMENDMENT

TO

RIGHTS AGREEMENT

Effective as of December 21, 2013

This Second Amendment (this “Amendment”), dated as of December 21, 2013 to the Rights Agreement, dated as of December 17, 2012 (the “Rights Agreement”), as amended on December 13, 2013, is between Xyratex Ltd, a Bermuda company (the “Company”), and Computershare Trust Company, N.A., a federally chartered trust company (the “Rights Agent”), and shall be effective immediately prior to the Company’s entry into that certain Agreement and Plan of Merger (as it may be amended from time to time, the “Merger Agreement”) to be entered into by and among the Company, Seagate Technology International, an exempted limited liability company incorporated and existing under the laws of the Cayman Islands (“Parent”), and Phoenix Acquisition Limited, an exempted company incorporated and existing under the laws of Bermuda and wholly-owned subsidiary of Parent; provided, however, if (i) the Merger Agreement is not executed as of even date herewith, or (ii) the Merger Agreement terminates or is terminated in accordance with the terms thereof prior to the Effective Time (as defined therein), this Amendment shall terminate, in either such case, immediately upon the Rights Agent’s receipt of written notice thereof from the Company, and shall be of no further force and effect.

WHEREAS, the Company and the Rights Agent have heretofore executed and entered into the Rights Agreement;

WHEREAS, Section 26 of the Rights Agreement provides that the Company and the Rights Agent shall, if the Company so directs, supplement or amend any provision of the Rights Agreement without the approval of any holders of the Rights or Common Shares;

WHEREAS, pursuant to Section 26 of the Rights Agreement, the Company and the Rights Agent may from time to time supplement or amend any provision of the Rights Agreement in accordance with the provisions of Section 26 thereof;

WHEREAS, the Board of Directors of the Company has determined that it is in the best interests of the Company and the holders of the Rights to amend the Rights Agreement as provided herein; and

WHEREAS, all acts and things necessary to make this Amendment a valid agreement according to its terms have been done and performed, and the execution and delivery of this

Amendment by the Company and the Rights Agent have been in all respects authorized by the Company and the Rights Agent.

NOW, THEREFORE, in consideration of the foregoing and mutual agreements set forth herein, the Company and the Rights Agent agree as follows:

1.                                      Amendments.

1.1.                            Section 1.7 shall be amended and restated in its entirety as follows:

“Exempt Person” shall mean each of (i) the Company, any Subsidiary of the Company, in each case including without limitation, the officers and members of the board of directors thereof acting in their fiduciary capacities, or any employee benefit plan of the Company or of any Subsidiary of the Company or any entity or trustee holding share capital of the Company for or pursuant to any such plan, or for the purpose of funding other employee benefit plans for employees of the Company or any Subsidiary of the Company, and (ii) Parent, its shareholders, Merger Sub and their respective Affiliates and Associates to the extent that any of them would otherwise become an Acquiring Person solely as the result of (x) the execution, delivery or performance of the Merger Agreement or the Company Shareholder Voting Agreements, (y) their acquisition or their right to acquire beneficial ownership of the Common Shares as a result of their execution of the Merger Agreement, or (z) the consummation of the Merger or any of the other transactions contemplated by the Merger Agreement and the Company Shareholder Voting Agreements.

1.2.                            Section 1 shall be amended by adding the following new Section 1.16 at the end thereof:

1.16                        The following additional terms shall have the meanings indicated:

(i)                  “Parent” shall mean Seagate Technology International, an exempted limited liability company incorporated and existing under the laws of the Cayman Islands.

(ii)               “Company Shareholder Voting Agreement” shall mean each of the voting agreements in favor of Parent to be executed concurrently with the execution of the Merger Agreement by certain shareholders, directors and officers of the Company.

(iii)            “Effective Time” shall mean the effective time of the Merger.

(iv)           “Merger” shall mean the merger of Merger Sub with and into the Company pursuant to and in accordance with the terms of the Merger Agreement.

(v)              “Merger Agreement” shall mean that certain Agreement and Plan of Merger to be entered into by and among the Company, Parent and Merger Sub, as amended from time to time in accordance with the terms thereof.

(vi)           “Merger Sub” shall mean Phoenix Acquisition Limited, an exempted company incorporated and existing under the laws of Bermuda and wholly-owned subsidiary of Parent.

1.3.                            Section 7.1 shall be amended and restated in its entirety as follows:

Subject to Section 11.1.2 and except as otherwise provided herein, the registered holder of any Right Certificate may exercise the Rights evidenced thereby in whole or in part at any time after the Distribution Date upon surrender of the Right Certificate, with the form of election to purchase and certification on the reverse side thereof properly completed and duly executed, to the Rights Agent at the office of the Rights Agent designated for such purpose, together with payment of the aggregate Purchase Price for the total number of one one-hundredths of a Series A Preferred Share (or other securities, cash or other assets) as to which the Rights are exercised, at or prior to the time (the “Expiration Date”) that is the earliest of (i) the close of business on December 17, 2014 (the “Final Expiration Date”), (ii) the time at which the Rights are redeemed as provided in Section 23 (the “Redemption Date”), (iii) the time immediately prior to the Effective Time (but subject to the occurrence of the Effective Time), or (iv) the time at which the Rights are exchanged as provided in Section 27.

1.4.                            The following is added as a new Section 36 of the Rights Agreement:

SECTION 36.  Termination Upon Expiration Date.  Notwithstanding anything to the contrary in this Agreement, upon the Expiration Date and without any further action by the Rights Agent, the Company, Parent, Merger Sub or any current or former holder of Rights, this Agreement, the Rights, and any right to exercise the Rights provided for hereunder shall terminate and be void and of no further force or effect.

1.5.             The following is added as a new Section 37 of the Rights Agreement:

SECTION 37.  Exception for Merger Agreement.  Notwithstanding anything to the contrary in this Agreement, none of the execution, delivery or performance of the Merger Agreement or the Voting Agreements, or the consummation of the Merger or any of the other transactions contemplated by the Merger Agreement or the Voting Agreements, shall result in a Distribution Date or in any way permit any Rights to be exercised pursuant to Section 7, Section 11.1.2 or Section 13, or otherwise for consideration or exchanged pursuant to Section 27.  Nothing in this Agreement shall be construed to give any holder of Rights or any other Person any legal or equitable rights, remedy or claim under this Agreement in connection with the execution, delivery or performance of the Merger Agreement or the Voting Agreements, or the Merger or any of the other transactions contemplated by the Merger Agreement or the Voting Agreements.

2.                                      Capitalized Terms.  Capitalized terms used herein but not defined shall have the meanings given to them in the Rights Agreement.

3.                                      Effect of Amendment.  Except as expressly amended hereby, the Rights Agreement shall remain in full force and effect in accordance with its terms.

4.                                      Benefits of Amendment.  Nothing in this Amendment shall be construed to give to any Person or corporation other than the Company, the Rights Agent and the registered holders of the Right Certificates (and, prior to the Distribution Date, the Common Shares) any legal or equitable right, remedy or claim under this Amendment; but this Amendment shall be for the sole and exclusive benefit of the Company, the Rights Agent and the registered holders of the Right Certificates (and, prior to the Distribution Date, the Common Shares).

5.                                      Severability.  If any term, provision, covenant or restriction of this Amendment is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Amendment shall remain in full force and effect and shall in no way be affected, impaired or invalidated.  The parties hereto further agree to replace such invalid, void or unenforceable provision of this Amendment with a valid, legal and enforceable provision that carries out the parties’ intentions to the greatest lawful extent under this Amendment.

6.                                      Governing Law.  This Amendment shall be deemed to be a contract made under the internal laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts to be made and performed entirely within such State.

7.                                      Counterparts.  This Amendment may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.  A signature to this Amendment transmitted electronically shall have the same authority, effect, and enforceability as an original signature.

8.                                      Descriptive Headings.  Descriptive headings of the several Sections of this Amendment are inserted for convenience only and shall not control or affect the meaning or construction of any of the provisions hereof.

[Signature page follows.]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to the Rights Agreement to be duly executed, as of the day and year first above written.

XYRATEX LTD

By:	/s/ Richard Pearce
Name: Richard Pearce
Title: Chief Financial Officer

[Signature Page to Second Amendment to Rights Plan]

COMPUTERSHARE TRUST COMPANY, N.A., as Rights Agent

By:	/s/ Dennis V. Moccia
Name: Dennis V. Moccia
Title: Manager, Contract Administration

[Signature Page to Second Amendment to Rights Plan]